Exhibit 10.8(e)

       SECOND AMENDED AND RESTATED EMPLOYMENT COMPENSATION AGREEMENT


     This Agreement dated as of January 10, 1995 between Continental Airlines, Inc. (the "Company"), a Delaware corporation, and Gordon M. Bethune (the "Executive"),

                           W I T N E S S E T H:

     WHEREAS the Company and the Executive (each referred to herein individually as a "Party" and collectively as the "Parties") have entered into an Employment Agreement dated as of February 14, 1994 (the "Employment Agreement") a letter agreement dated February 14, 1994 (the February Letter Agreement") a letter agreement dated July 7, 1994 (the "Letter Agreement") an amendment to the Employment Agreement styled First Amendment to Employment Agreement dated as of July 12, 1994 (the "First Amendment") and a Amended and Restated Employment Compensation Agreement dated January 10, 1995 (the "First Amended and Restated Agreement"), and

     WHEREAS to implement the agreement of the parties with respect to the supplemental executive retirement plan set forth in Section 18 below, the Company and the executive desire to further amend the Employment Agreement and to restate the Employment Agreement as amended to date,

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereto agree that the Employment Agreement hereby be amended and restated in its entirety as follows:

      1. Employment - The Company agrees to employ the Executive, and the Executive agrees to remain in the employ of the Company under the terms and conditions herein provided.

      2. Position - During his employment hereunder, the Executive agrees to serve the Company and the Company shall employ the Executive in such capacity or capacities as may be specified from time to time by the Board of Directors of the Company, subject to the provisions of Section 5(a)(ii) hereof and that such Executive shall not be required to work at a location other than one within the contiguous 48 states of the United States of America.

      3. Term - The Executive's employment shall be one at will, to-wit: either the Executive or the Company shall have the right to terminate it at any time, with or without cause, and without any liability or obligation of either Party to the other except as may be expressly specified in this Agreement.

      4. Compensation - The Company will pay the Executive a base salary at an initial annual rate of $550,000, payable in substantially equal semi-monthly installments. During his employment with the Company, the Executive's salary shall be reviewed periodically in accordance with Company policy and such review may result in an increase in said salary which such amount shall be substituted for the specified amount set forth in this Section.

      5.  Termination of Employment -

          (a) A "Termination of Employment" shall be defined as any one of the following: (i) the termination of the Executive's employment by the Company for any reason other than (A) willful misconduct or gross neglect of duty by the Executive, (B) retirement under the ordinary retirement program of the Company, (C) disability of the Executive resulting in compensated absence from his duties to the Company on a full-time basis for over 180 days or (D) death of the Executive; (ii) the termination of the Executive's employment by the Executive after providing the Company with ten business days' prior written notice that the Executive is terminating employment because of (A) a material reduction in the responsibilities or title of the Executive or of the corporate amenities to which he was entitled immediately prior thereto or (B) a reduction of the Executive's cash compensation by more than 10% below the highest annual salary from time to time in effect for the Executive; provided, however, that no Termination of Employment shall occur pursuant to the preceding clause (ii) if the circumstances described in the preceding clauses (ii)(A) and (ii)(B) are corrected prior to the expiration of ten business days from the date the Executive provided notice to the Company of his intent to terminate employment; and (iii) the Termination of the Executive's employment by the Executive following a Change in Control. For purposes hereof, a Change in Control shall be deemed to have occurred if (a) any corporation, person or other entity completes a tender or exchange offer for shares of the Company's common stock pursuant to which purchases are made of more than 50% of the Company's common stock, (b) the Company merges with or consolidates into another corporation pursuant to a transaction in which the holders of the Company's common stock immediately prior to such merger or consolidation own less than 50% of the common stock of the Company into which the Company is merged or consolidated immediately after such merger or consolidation or the Company sells or otherwise disposes of all or substantially all of its assets, (c) any person other than Air Canada or Air Partners owns, directly or indirectly, securities entitling such person to, or such person does in fact, elect a majority of the Company Board of Directors, or (d) either Air Canada or Air Partners ceases to own, directly or indirectly, securities entitling such person to elect one-sixth of the Board of Directors of the Company, provided that this clause (d) shall not apply in the case of a sale by Air Canada of all or any portion of its shares to another foreign air carrier.

          (b) Upon a Termination of Employment, or upon the expiration of long term disability insurance benefits (prior to the Executive's regular retirement date) while the Executive remains disabled, the Company will pay the Executive (subject to provisions of Section 9 hereof) as severance pay or liquidated damages, or both, a lump sum amount equal to 300% of his then current Annual Compensation from the Company. For purposes hereof, "Annual Compensation" shall mean the annualized rate of pay as set forth in
Section 4 hereof plus a Deemed Annual Bonus. The "Deemed Annual Bonus" shall be equal to 25% of the annualized pay rate set forth in Section 4 hereof.

          (c) Executive shall be under no obligation to mitigate his damage resulting from a Termination of Employment and no future earnings by Executive from any source shall be payable to the Company or shall reduce the sums due from the Company pursuant to this Agreement.

          (d) For a period of three years following a Termination of Employment, the Executive shall continue in the Company's group insurance programs, including long-term disability insurance (or be provided substantially comparable benefits), provided he has not accepted other employment that provides comparable benefits. The Executive's entitlement to benefit continuation pursuant to the Consolidated Omnibus Budget Reconciliation Act shall commence at the end of such period.

          (e) For three years following a Termination of Employment, and provided all annual pass cards in the possession of the Executive have been surrendered to the Company, the Executive and his eligible family members shall be entitled to pass privileges on Continental Airlines of the same type and priority as the Executive received prior to the Termination of Employment, subject to any changes in policy generally applicable to officers of Continental Airlines still in the employ thereof. In addition, upon termination of Executive's employment for any reason, Executive and eligible family members shall be entitled to a lifetime pass at senior officer retiree grade. Passes shall be issued upon individual requests directly to the Continental Airlines pass bureau.

      6. Indemnification - The Company shall indemnify the Executive against all losses, including legal fees and expenses, arising from claims against the Executive in connection with the Executive's good-faith execution of his employment hereunder, to the fullest extent permitted by the General Corporation Law of the State of Delaware.

      7. Tax Indemnity - The Company shall indemnify Executive on a fully grossed-up after-tax basis against any tax liability (including, without limitation, excise taxes incurred pursuant to IRC Paragraph 4999) resulting from the payment of severance or the provision of other benefits following a Termination of Employment pursuant to this Agreement (excluding benefits provided for under Section 18), to the extent that Executive's tax payments are at a higher percentage of total income than they would have been absent such payment of severance or provision of benefits. To the extent not otherwise provided for in this Agreement, the Company shall also indemnify Executive with respect to any medicare payroll taxes (plus any income taxes imposed on such indemnity payments) as incurred by Executive in connection with the deferral of compensation under the supplemental executive retirement plan set forth in Section 18.

      8. Life Insurance - The Company shall maintain life insurance for the Executive in the amount of the severance payable to Executive pursuant to Section 5 hereof. In the absence of such life insurance, the Company shall pay Executive's beneficiary or beneficiaries an amount equal to such severance in the event of the death of Executive while employed by the Company. The Company shall hold Executive harmless from any tax liability accruing to Executive as a result of the purchase of such insurance, and likewise shall hold Executive's estate, heirs and assigns harmless from any tax liability accruing because of the failure to maintain such insurance.

      9. Post-Termination Obligations - All payments and benefits due to the Executive hereunder shall be subject to the Executive's compliance with the following provisions during the applicability of this Agreement and for one full year after the expiration or termination hereof;

          (a) The Executive shall, upon reasonable notice, furnish such information and proper assistance to the Company and its affiliates as may reasonably be required in connection with any litigation in which it or any of its affiliates is, or may become, a party.

          (b) The Executive will not discuss with any other employee of the Company or its affiliates the formation or operations of any business intended to compete with the Company or its affiliates, or the possible future employment of such other employee by any business.

          (c) Any public statements made by the Executive concerning the Company or its affiliates, officers, directors or employees shall be submitted for approval in writing from the Company's public relations and legal departments.

     If the Executive fails to comply with the above obligations, the Company may cease extending benefits to the Executive and may recover by appropriate action instituted in any court of competent jurisdiction any severance payments theretofore paid to the Executive.

     10. Consolidation, Merger, Sale of Assets - This Agreement shall be binding upon and inure to the benefit of the Executive and the Company and its successors and assigns, including without limitation any corporation with or into which the Company may be consolidated or merged or to which the Company sells or transfers all or substantially all of its assets.

     11. Notices - Written notices required or furnished under this Agreement shall be sent to the following addresses:

          to the Company:          Continental Airlines, Inc.
                                   2929 Allen Parkway, Suite 2010
                                   Houston, Texas  77019
                                   Attention:  Corporate Secretary

          to the Executive:        Gordon M. Bethune
                                   Information to be treated
                                   confidentially by
                                   Continental Airlines, Inc.

Notices shall be effective on the first business day following receipt thereof. Notices sent by mail shall be deemed received on the date of delivery shown on the return receipt.

     12. Amendments - This Agreement may not amended or changed, orally or in writing, except by the written agreement of the Parties.

     13. Governing Law - This Agreement and any dispute arising under or relating to any provision of this Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

     14. Confidentiality - Except as provided by law, all information provided by either Party to the other hereunder, including the terms and conditions of the Agreement, shall be treated by the Party receiving such information as confidential, and shall not be disclosed by such Party to any party without the prior written consent of the Party from which the information was obtained. This obligation of confidentiality shall survive termination of this Agreement.

     15. Severability - If any one or more of the provisions contained in this Agreement are held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     16. Previous Agreements - This Agreement constitutes the entire understanding and agreement of the Parties with respect to the subject matter hereof and replaces and supersedes any and all previous employment agreements, either written or verbal, between the Parties including without limitation the February Letter Agreement, the Letter Agreement, the Employment Agreement, the First Amendment and the First Amended and Restated Agreement.

     17. Captions - All Section titles or captions contained in this Agreement are for convenience only and shall not be deemed as part of this Agreement.

     18.  Supplemental Executive Retirement Plan -

          (a) The Company agrees to pay Executive the deferred compensation benefits set forth in this Section 18 as a supplemental executive retirement plan (the "Plan"). The base retirement benefit under the Plan (the "Base Benefit") shall be in the form of an annual straight life annuity in an amount equal to the product of (i) 1.6% times (ii) the number of Executive's credited years of service (as defined below) under the Plan times (iii) the Executive's final average compensation (as defined below). For purposes hereof, Executive's credited years of service under the Plan shall be equal to the number of Executive's years of benefit service with the Company, calculated as set forth in the Continental Airlines Retirement Plan beginning at January 1, 1995; provided, however that if a Termination of Employment occurs and Executive is paid severance pay under Section 5(b) of this Agreement, Executive shall be further credited with three (3) additional years of service under the Plan. For purposes hereof, Executive's final average compensation shall be equal to the greater of (i) $550,000 or (ii) the average of the five highest annual cash compensation amounts paid to Executive by the Company during the consecutive ten calendar years immediately preceding his termination of employment at retirement or otherwise. For purposes hereof, cash compensation shall include base salary plus cash bonuses other than the bonus set forth in Section 19 below and any other bonus paid on or prior to March 31, 1995. All benefits under the Plan shall be payable in equal monthly installments beginning on the first day of the month following the Retirement Date. For purposes hereof, "Retirement Date: is defined as later of the (i) date on which Executive attains (or in the event of his earlier death), would have attained) age 65 or (ii) the date of his retirement from employment with the Company. If Executive is single on the Retirement Date, benefits under the Plan will be paid to Executive during his lifetime in the form of the Base Benefit. If Executive is married on the Retirement Date, benefits under the Plan will be paid in the form of a joint and survivor annuity that is actuarially equivalent (as defined below) to the Base Benefit, with Executive's surviving spouse being entitled during her lifetime after his death to a benefit (the "Survivor's Benefit") equal to 50% of the benefit payable to Executive during their joint lifetimes. In the event of Executive's death prior to the Retirement Date, his surviving spouse, if he is married on the date of his death, will receive beginning on the Retirement Date an amount equal to the Survivor's Benefit calculated as if the Executive had retired with a joint and survivor annuity on the day before his date of death. The amount of any benefits payable to Executive and/or his spouse under the Continental Airlines Retirement Plan shall be offset against benefits due under the Plan. If Executive's employment with the Company terminates for any reason prior to February 14, 1999, the Company shall provide further benefits under the Plan to ensure that Executive is treated for all purposes as if he were fully vested under the Continental Airlines Retirement Plan.

     (b) The Executive understands that he must rely upon the general credit of the Company for payment of benefits under the Plan. The Company has not and will not in the future set aside assets for security or enter into any other arrangement which will cause the obligation created to be other than a general corporate obligation of the Company or will cause Executive to be more than a general creditor of the Company.

     (c) For purposes of the Plan, the terms "actuarial equivalent", or "actuarially equivalent" when used with respect to a specified benefit shall mean the amount of benefit of a different type or payable at a different age that can be provided at the same cost as such specified benefit, as computed by the Actuary. The actuarial assumptions used to determine equivalencies between different forms of annuities under the Plan shall be the 1984 Unisex Pensioners Mortality 50% male, 50% female calculation (with males set back one year and females set back five years), with interest at an annual rate of 7%. The term "Actuary" shall mean the individual actuary or actuarial firm selected by the Company to service its pension plans generally or if no such individual or firm has been selected, an individual actuary or actuarial firm appointed by the Company and reasonably satisfactory to Executive and/or his spouse.

     19. Bonus Payments. On July 12, 1994, the Company paid to Executive a cash bonus in the amount of $1,500,000. Executive and the Company agree that: (i) if Executive voluntarily terminates his employment with the Company prior to January 12, 1995, Executive will refund to the Company the entire amount of the bonus ($1,500,000); (ii) if Executive voluntarily terminates his employment with the Company on or after January 12, 1995 but prior to January 12, 1996, Executive will refund to the Company one-half of the bonus ($750,000); and (iii) the bonus will be fully earned if Executive does not voluntarily terminate his employment with the Company on or before January 12, 1996.

     20. Stock Options - Pursuant to the Company's 1994 Incentive Equity Plan (the "Incentive Plan") the Company has awarded and granted to Executive options to purchase 125,000 shares of Class B Common stock at an exercise price of $14.125, and options to purchase 125,000 shares of Class B Common Stock at an exercise price of $11.00 (together, the "1994 Stock Options") with 25% of the shares covered by such stock options vesting annually on a cumulative basis commencing January 2, 1995. The Company further agreed to award and grant to Executive, pursuant to the Incentive Plan, options (the "1995 Stock Options") to purchase 25,000 shares of Class B Common Stock effective January 2, 1995, at an exercise price equal to the market price (as defined in the Incentive Plan, of shares of such stock on January 2, 1995, with 25% of the shares covered by the 1995 Stock Option vesting annually on a cumulative basis commencing January 2, 1995. In the event of a termination of Executive's employment by the Company for any reason other than cause, the Company shall cause any unvested options under the 1994 and 1995 Stock Options to vest immediately. The 1994 Stock Options and the 1995 Stock Options are evidenced, by certain Amended and Restated Stock Option Grants with respect thereto, and the Company and the Executive acknowledge and agree that any and all other agreements with respect to Executive's stock option grants have been superseded and replaced thereby.

     21. Restricted Stock Award - Pursuant to the Incentive Plan, Executive has been awarded restricted stock grants for a total of 75,000 shares of the Company's Class B Common Stock with 50% of such restricted stock vesting on March 1, 1995 and 50% vesting on March 1, 1996. In the event of a termination of Executive's employment by the Company for any reason other than cause, the Company shall cause any unvested stock under such grants to vest immediately. Such grant of restricted stock is evidenced by that certain restricted Stock Grant Agreement, executed by the Company September 21, 1994, and Company and Executive acknowledge and agree that any and all other agreements with respect to Executive's restricted stock grants have been superseded and replaced thereby.

     22. Automobile - The Company has leased an automobile for Executive's use pursuant to a lease agreement dated July 11, 1994 with Chase Auto Leasing Corp. The Company agrees to take such action as may be necessary to permit Executive, at his option, to take title to the automobile at the completion of the lease term by paying the residual payment then owing under the lease.

     The parties hereto have executed this Agreement as of the date and year first above written.

                                   CONTINENTAL AIRLINES, INC. (the
"Company")



                                   By /s/ Joni K. Ffrench




/s/ Gordon M. Bethune
GORDON M. BETHUNE ("Executive")